8500 Andrew Carnegie Boulevard Charlotte, NC 28262	John M. McCann VP, Associate General Counsel
(704) 988-6543 (tele) (704) 988-1615 (fax) john.mccann@nuveen.com

February 27, 2017

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 102 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Skeens:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 102 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 100, which was filed with the Securities and Exchange Commission (“SEC”) on December 12, 2016 (the “initial filing”). The purpose of this filing is to make effective certain revisions to the registration statement for the TIAA-CREF International Bond Fund (the “Fund”) effective.

Many of the changes made in the Amendment are in response to your comments on the Prospectus and Statement of Additional Information (“SAI”) included in the initial filing, as relayed to me by telephone on January 11, 2017. Set forth below are responses to your comments on the initial filing.

1.    Please confirm that all of the exhibits and other supplemental information generally required to be included with an effective registration statement and that were omitted from the initial filing will be provided in the Amendment.

The Registrant confirms that all of the exhibits and other supplemental information generally required to be included with an effective registration statement that were omitted from the initial filing have been provided in the Amendment.

2.    Footnote 2 to the Annual Fund Operating Expense table contained within the Fund’s prospectus indicates that expense reimbursements will continue through at least August 1, 2017. The following paragraph also contains a similar reference. Please update these expiration dates in the Amendment.

The expiration date for the expense reimbursements as set forth in the Fund’s prospectus has been updated to February 28, 2018.

3.    The Principal Investment Strategies section of the Fund’s prospectus indicates, “[t]he Fund invests at least 80% of its assets in fixed-income investments of foreign issuers and derivative

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February 27, 2017

instruments, including those used to manage currency risk.” Please indicate why “derivative instruments, including those used to manage currency risk” are included as being within Fund’s 80% investment policy.

As originally proposed, Rule 35d-1 would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.[1]  In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.” Accordingly, the Fund may count all derivative instruments that have economic characteristics similar to the securities included in the Fund’s 80% basket (i.e., fixed-income investments of foreign issuers) towards compliance with the Fund’s 80% policy. The use of currency derivatives is part of the Fund’s principal investment strategies. The discussion of the Fund’s principal investment strategies makes this clear in stating “Fund holdings may be denominated in U.S. dollars or non-U.S. dollar currencies, including emerging market currencies. Under normal market conditions, the fund will seek to hedge to the U.S. dollar approximately 80% of the Fund’s total exposure to investments denominated in currencies other than the U.S. dollar (on a net assets basis).” With respect to the Fund, these currency hedging derivatives are connected to the Fund’s bonds denominated in foreign currencies, and their inclusion in the Fund’s 80% policy is appropriate and consistent with the investment approach that the investment adviser employs.

4.    Please specify in the Fund’s prospectus whether there is any limitation on the Fund’s investment in the Subsidiary.

The Section of the Fund’s prospectus entitled “Information about the Subsidiary” has been revised to indicate that “[w]hile there are no express limitations on the ability of the Fund to invest in the Subsidiary, the portfolio investments of the Subsidiary are subject to the investment strategies and limitations of the Fund in the same manner as are investments directly held by the Fund.”

5.    Please indicate in the Fund’s prospectus whether the Fund will invest in equity, debt or other types of Regulation S securities.

The Principal Investment Strategies section of the Fund’s prospectus has been revised to indicate that “[t]he Fund may also seek exposure to Regulation S fixed-income securities through a Cayman Islands exempted company that is wholly-owned and controlled by the Fund.”

[1]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001) at n. 13.

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February 27, 2017

6.    If the Fund expects to make a material investment in equity securities, please explain supplementally the legal basis for this investment in view of the requirements of Rule 35(d)(1), under the Investment Company Act of 1940 (the “1940 Act”).

The Fund does not expect to make a material investment in equity securities.

7.    Please disclose in the Fund Prospectus that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

In response to comments 7 through 13, we note that the Subsidiary is excluded from the meaning of investment company pursuant to Section 3(c)(7) of the 1940 Act. Therefore, the Subsidiary is neither registered under the 1940 Act nor required to comply with the requirements of the 1940 Act applicable to registered investment companies. The Subsidiary is intended to provide its parent Fund with exposure to non-U.S. registered securities purchased in reliance on Regulation S under the Securities Act of 1933; the Subsidiary does not invest in commodities consistent with certain private letter rulings of the Internal Revenue Service (“IRS”). Also, the Subsidiary will enter into a separate investment advisory agreement with Teachers Advisors, LLC (“Advisors”), but Advisors is not compensated by the Subsidiary for its advisory services. Instead, Advisors receives an advisory fee from the Fund based on the average daily net assets of the Fund, which includes the assets of the Subsidiary. The Fund bears the operating expenses of its Subsidiary, subject to applicable expense reimbursement agreements with Advisors.

In response to comment 7, the Fund will, in complying with its investment restrictions, aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund, including those pursuant to Section 8 and Section 18 of the 1940 Act. In addition, the same practices with regard to pricing and valuation that apply to the Fund apply to the Subsidiary and the consolidated financial statements of the Fund (which include the Subsidiary) are audited by the Fund’s independent registered public accounting firm. As previously noted, the Subsidiary is not a registered investment company under the 1940 Act. However, the Fund is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).1

1             For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

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February 27, 2017

8.    Please confirm that the investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund within the meaning of the 1940 Act. If the same person is the adviser to the Fund and the Subsidiary, then for purposes of complying with Section 15(c), the review of the Fund’s and the Subsidiaries’ investment advisory agreement may be combined. The investment advisory agreement between the adviser and the Subsidiary is a material contract and should be filed as an exhibit to the registration statement.

As previously noted, the Subsidiary is not a registered investment company under the 1940 Act and therefore the Subsidiary is not subject to the requirements of Section 15 thereof. In approving the parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund may consider the activities of the Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary and the lack of advisory fees payable by the Subsidiary. However, the Fund’s Board of Trustees does not approve the Subsidiary’s investment advisory agreement pursuant to Section 15.

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of the Fund’s assets, not the Subsidiary’s assets. Furthermore, the Fund does not believe the Subsidiary’s investment advisory agreement, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly given the Subsidiary does not pay any fees under its investment advisory agreement and the limited scope of the Subsidiary’s activity. Accordingly, the Fund has not included the Subsidiary’s investment advisory agreement as an exhibit to the Fund’s registration statement.

9.    Please confirm that the subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (section 17) and identify the custodian of the subsidiary.

As previously noted, the Subsidiary is not a registered investment company under the 1940 Act and therefore the Subsidiary is not subject to the requirements of Section 17 thereof. As a matter of practice, the Subsidiary seeks to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Fund and Subsidiary utilize the same custodian, State Street Bank and Trust Company.

10.  Disclose or indicate supplementally: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is “qualifying income” under the Internal Revenue Code and (2) if the Fund has not received a private letter ruling, disclose the Fund’s basis for determining that such undistributed income is “qualifying income” such as an opinion of counsel for example.

As noted above, the Subsidiary invests only in securities and does not invest in commodities. Accordingly, there is no need for the Fund to seek a private letter ruling from the

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February 27, 2017

IRS, nor an opinion of counsel, addressing whether undistributed income derived from the Subsidiary is qualifying income.

11.  Please disclose whether any of the Subsidiary’s principal investment strategies or principal investment risks constitutes principal investment strategies or risks of the Fund). Please affirm supplementally that principal investment strategies and risks set forth in the Fund’s prospectus reflect the aggregate operations of the Fund and the Subsidiary.

The final paragraph of the Principal Investment Strategies section of the Fund’s prospectus indicates “[t]he Subsidiary is advised by Advisors and has the same investment objective as the Fund.” The section of the Fund’s prospectus entitled “Information about the Subsidiary” further indicates that “[a]s a result, in managing the Subsidiary’s portfolio, Advisors is subject to the same investment policies and restrictions that apply to the management of the Fund. However, the Subsidiary, unlike the Fund, may invest without limitation in Regulation S securities.” To the extent any principal investment strategies and principal risks of the Subsidiary are deemed principal investment strategies and principal risks of the parent Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.

12.  Please confirm supplementally in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

The Registrant confirms that that the financial statements of the Subsidiary will be consolidated with those of the Fund.

13.  Please confirm supplementally that (1) the Subsidiary management fee (including any performance fee) will be included in management fees in the fee table and that the Subsidiary’s expenses will be included in the Fund’s fee and expense table as set forth in the Fund’s prospectus (2) that the board of directors of the Subsidiary will designate an agent for service of process in the United States and (3) that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

As noted above, the Subsidiary will not be charged an advisory fee. Any operating expenses of the Subsidiary that are borne by its parent Fund are included in the calculation of “Other Expenses” that is included in the Fees and Expense table in the Fund’s prospectus.

The Subsidiary will file with the SEC a consent to service of process and examination of its books and records.2 The Fund’s books and records are maintained in accordance with Section 31 of the 1940 Act and

2              The Subsidiary will submit to jurisdiction in the United States by virtue of filing an exhibit to the Fund’s registration statement substantively similar to Form F-X under the Securities Act of 1933 that designates Advisors its agent in the United States to accept service of process in any suit, action, or proceeding before the SEC or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

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February 27, 2017

the rules thereunder. As previously noted, the Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to Section 31 thereof. However, as a matter of practice, the Subsidiary seeks to maintain its books and records in accordance with Section 31 of the 1940 Act and the rules thereunder.

14.  In the section of the Fund prospectus entitled “Additional information on investment strategies of the Fund” please provide additional information regarding the Fund’s investment strategy as required by Item 9 of Form N-1A.

The Registrant has reviewed this section of the Fund prospectus in light of the Staff’s comment, and believes that the existing disclosure provides sufficient additional information regarding the Fund’s investment strategy as required by Item 9 of Form N-1A. The Registrant further notes that the Fund will become part of a combined statutory prospectus that will include other funds of the Registrant. In this regard, the disclosure included in this section is designed to apply to all funds covered by the combined statutory prospectus.

15.  Please confirm supplementally, that the Fund will value derivative instruments of the Fund at market value for purposes of the Fund’s 80% investment policy.

The Registrant confirms that derivative instruments of the Fund are valued at market value for purposes of the Fund’s 80% investment policy.

16.  In the section of the Fund prospectus entitled “Additional information on investment strategies of the Fund” please clarify which strategies described therein (especially those relating to fixed-income investments) the Fund views as being principal versus non-principal. Please confirm whether the section of the Fund’s prospectus entitled “Investments by fund of funds” is applicable to this Fund. Please also confirm whether the disclosure regarding ETF investments set forth in this Section applies to the Fund.

In the section of the Fund prospectus entitled “Additional information on investment strategies of the Fund” the Registrant indicates that “[t]he Fund may invest in fixed-income investments to obtain current income, to use cash balances effectively and in circumstances when Advisors determines that the risk of loss from equity securities outweighs the potential for capital gains or higher income. For a general discussion of fixed-income investments, see “Investment policies—Debt instruments generally” in the Fund’s SAI.” The Registrant confirms that the disclosure contained within this section regarding ETF investments is applicable to this fund. However, Advisors does not currently expect ETF’s to be a substantial investment of the Fund.

As indicated above, the Fund will eventually become part of a combined statutory prospectus. The section of the prospectus entitled “Additional information on investment strategies of the Fund” is intended to apply generally to all funds covered by the combined statutory prospectus and, as a result, provides general information about the investment strategies of the funds covered by that combined statutory prospectus. In the majority of cases, the disclosure references investment strategies that are of a non-principal nature. However, in other cases, this section provides additional detail regarding investment strategies that the Fund would consider principal and that are perhaps discussed in the

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February 27, 2017

Principal Investment Strategies section. Given this structure, the Registrant believes that the existing disclosure is appropriate.

The Registrant confirms that the section of the Fund’s prospectus entitled “Investments by fund of funds” is applicable to this Fund as certain investment portfolios offered by the Registrant structured as “funds of funds” (Lifecycle, Lifestyle and Managed Allocation Funds) are substantial shareholders of the Fund.

17.  It appears that the Fund will invest significantly in securities issued in reliance upon Regulation S of the Securities Act of 1933. Given these investments, please explain in detail how the Fund determines that its investment strategy is appropriate for the open-end fund structure given the 15% limit on illiquid investments applicable to open-end registered investment companies.

The types of securities issued in reliance upon Regulation S that the Fund intends to purchase are generally issued by sovereign and corporate issuers and have an investment-grade credit rating. These securities are widely traded in the secondary market to non-U.S. purchasers and pose, in Management’s view, no greater liquidly risk than similar securities issued directly to U.S. purchasers. In this regard, Management believes that such securities could be sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to them by the Fund.

* * * *

If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann
John M. McCann

cc:	Rachael M. Zufall
Managing Director, Associate General Counsel